December 10, 2020

VIA EDGAR

Sherry Haywood
U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blue Water Acquisition Corp.
Registration Statement on Form S-1
Filed September 3, 2020, as amended
File No. 333-248569

Dear Ms. Haywood:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), Maxim Group LLC, as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 p.m., Washington D.C. time, on December 14, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 606 copies of the Preliminary Prospectus dated November 30, 2020 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

[Signature Page Follows]

MAXIM GROUP LLC

By:  /s/ Clifford A. Teller
Name: Clifford A. Teller
Title:   Executive Managing Director & Head of Investment Banking